1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 2, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2014 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended 30 June 2014. This announcement, containing the full text of the 2014 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2014 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CONTENTS

Corporate Information	2
Market Review	6
Business Review	7
Outlook and Prospects	10
Interim Results	12
Interim Dividend	12
Management's Discussion and Analysis of Financial Conditions and Results of Operations	13
Discussion of Segment Operations	16
Investment of the Company	24
Directors, Supervisors and Senior Management	25
Employees, Pension Plans and Welfare Fund	26
Particulars of Share Capital Structure, Changes and Shareholders	26
Substantial Shareholders with Shareholding of 5% or more	27
Changes in Share	28
Approval of Changes in Share	28
Total Number of Shareholders at the End of the Reporting Period	28
Shareholdings of the Top Ten Shareholders	29
Interests in Shares Held by Directors, Chief Executive and Supervisors	30
Repurchase, Sale and Redemption of the Company's Shares	30
Charge and Pledges on Group Assets	30
External Guarantees Provided by the Company	31
Corporate Governance	32
Code of Conduct for Securities Transactions by the Directors,
Supervisors and Relevant Employees	33
Audit Committee	33
Significant Events	35
Independent Review Report	40
Unaudited Interim Condensed Consolidated Financial Statements	42

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese	:
registered name
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English	:	CHALCO
registered name

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street,
Haidian District,
Beijing, the PRC
(Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Principal place of business	:	6/F, Nexxus Building,
	in Hong Kong		41 Connaught Road,
Central, Hong Kong
	Internet website of the Company	:	http://www.chalco.com.cn
	E-mail of the Company	:	IR chalco.com.cn

3.	Legal representative	:	Xiong Weiping
	Company (Board) Secretary	:	Xu Bo
	Telephone	:	(8610)8229 8322
	Fax	:	(8610)8229 8158
	E-mail	:	IR chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Representative of the Company's	:	Yang Ruijun
securities affairs
	Telephone	:	(8610)8229 8322
	Fax	:	(8610)8229 8158
	E-mail	:	IR chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Department for corporate	:	Office to the Board
information and inquiry
	Telephone for corporate	:	(8610)8229 8322/8229 8560
information and inquiry

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
	A shares	:	China Securities Depository and
Clearing Company Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited
New York Stock Exchange
Shanghai Stock Exchange
	Stock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (PRC)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower, Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal Code: 100738)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway, Hong Kong

as to United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway, Hong Kong

as to the PRC law:
Jincheng Tongda & Neal
10/F, China World Trade Tower 3,
Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2014. On behalf of the Board and all of its employees, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

MARKET REVIEW

ALUMINA MARKET

In the first half of 2014, the global output of alumina continued to increase. According to statistics, the global capacity utilization rate of alumina was approximately 74.48% as at the end of June, while that of China was approximately 80.26%. In the first half of the year, the global output and consumption of alumina were approximately 52.46 million tonnes and 51.19 million tonnes, respectively. China's output and consumption of alumina were approximately 24.90 million tonnes and 26.34 million tonnes, respectively. Imported alumina was approximately 2.76 million tonnes, representing a period-on-period increase of 67.27%.

In the first half of 2014, the price of alumina continued to decline at home and abroad, given the depressed price of primary aluminium. The international FOB price of spot alumina hit a record high at USD337 per tonne and a record low at USD306 per tonne, with an average price of USD322 per tonne, representing a period-on-period decrease of 3.30%. In the domestic market, a record high and a record low of domestic price of spot alumina were RMB2,530 per tonne and RMB2,330 per tonne, respectively, with an average price of RMB2,439 per tonne, representing a period-on-period decrease of 3.82%.

PRIMARY ALUMINUM MARKET

In the first half of 2014, the global output of primary aluminum represented a tendency of steady growth and the increase in output of China's primary aluminum was still higher than that of international market. According to statistics, as at the end of June, the global capacity utilization rate of primary aluminum was approximately 79.55%, while that of China was approximately 81.14%. In the first half of the year, the global output and consumption of primary aluminum were approximately 26.25 million tonnes and 26.08 million tonnes, respectively. China's output and consumption of primary aluminum were 13.51 million tonnes and 13.75 million tonnes, respectively.

In the first half of 2014, the price of primary aluminum showed an inclination of picking up following an initial dip under the influence of macro-economy. In the first half of the year, the price of three-month aluminum futures at London Metal Exchange (LME) reached a record high at USD1,912 per tonne and a record low at USD1,671 per tonne, with an average price of USD1,795 per tonne, representing a period-on-period decrease of 8.24%. The price of three-month aluminum futures at Shanghai Futures Exchange (SHFE) reached a record high at RMB13,845 per tonne and a record low at RMB12,635 per tonne, with an average price of RMB13,442 per tonne, representing a period-on-period decrease of 9.69%.

BUSINESS REVIEW

In the first half of 2014, the global economy recovered feebly and China's economy suffered from downward pressure. Bulk commodities market entered new periodic low ebb since the international financial crisis in 2008, bringing great pressure to production and operation of the Company. Facing severe challenges, the Company sticked to the main principle of controlling losses and increasing efficiency and strived to carry out various works, mainly including: first, achieving overall reduction of cost and alleviating the effect of low price on reducing profit with comprehensively benchmarking with advanced level in the industry as its entry point and operation transformation as its essential approach to achieve management improvement; second, expediting to solve the problem of excess capacity and phasing out obsolete capacity with flexible production of certain alumina production lines and electrolytic aluminum production lines, and firmly shutting down obsolete capacity without hope of turnaround; third, ''streamlining assets'', principally by revitalization of, and complementarily by disposal of, non-performing assets, whilst conducting in-depth structural restructuring in regions with abundant resources; fourth, improving financing capability with multiple measures and upholding the philosophy of expanding financing channels to ensure fund security; fifth, carrying out and optimizing market-oriented reform with a focus on target management and responsibility system and actively explore the development of mixed ownership in its entities and enterprises to activate endogenous power of enterprises; and sixth, continuously pushing forward optimal allocation of personnel to continuously improve labour productivity and work efficiency.

In terms of production, the Company conducted flexible production with a response to the market situation. The output of alumina amounted to 6.00 million tonnes, representing a period-on-period decrease of 1.48%; the output of alumina chemicals amounted to 0.91 million tonnes, representing a period-on-period increase of 19.73%; the output of primary aluminum products amounted to 1.63 million tonnes, representing a period-on-period decrease of 19.70%; the output of coal amounted to 3.60 million tonnes; and power generation volume (excluding self-supply power plants) amounted to 5.5 billion kWh.

In terms of operational transformation and management improvement, the Company carried out overall benchmarking management and the establishment of model factory and organized heads of enterprises to inspect and learn from advanced enterprises in the industry. The overall benchmarking management was implemented from system and mechanism as well as labor productivity, from design and investment indicators, and from process consumption as well as cost and expenses, to seek for differences and potentials and to tease out means and approaches of solving problems. The Company commenced the establishment of mining business unit and duly operated it, and set up a relatively independent simulative market-oriented management mechanism for mining business. In the first half of 2014, production cost of alumina and electrolytic aluminum of the Company decreased by 6.89% and 3.46% period-on-period, respectively.

In terms of structural adjustment, the Company enhanced integration and development of bauxite and alumina in the alumina business unit and commenced construction of the Guizhou Qingzhen Alumina Project. In the electrolytic aluminum business unit, the Company increased efforts on deployment and collaboration in Inner Mongolia, Shanxi and so forth to construct aluminum industry base for development of the comprehensive supporting project of coal, electricity, aluminum and power engineering. In the first half of 2014, 2 x 330MW generating unit of self-supply power plants of Baotou Aluminum was put into trial operation.

In terms of scientific research and development, the Company continued to focus on promoting the application of "highly efficient Bayer technology" and "new cathode steel bar and magnetohydrodynamics stability technology" and coordinated to solve problems that occurred during the promotion process in a timely manner, with an increase of 2.62% for cycle efficiency in production of alumina and the completion of technological research and development as well as special acceptance of the significant technique, 600kA super capacity electrolysing cell.

In terms of marketing and procurement, the Company actively captured information with market as orientation and enhanced bargaining power through the means of establishing tiered pricing and linkage of quantity and price, and strengthened profitability by increasing proportion of the direct sale of aluminum fluid. The Company focused on enhancing the application of procurement strategy and pushed forward the cooperation with strategic partners. With advancement of joint negotiation and signing of separate contracts, the Company carried out regional collaborative procurement of gasoline, diesel oil and other energy. The Company vigorously participated in e-commerce procurement to further expand the room for cost reduction.

In terms of capital management, the Company maintained a smooth financing channel and stable credit rating with orderly renewal of existing debt and appropriate growth of new loans to satisfy the Company's capital needs. The Company implemented the capital policy of "determining expenditure based on income and matching income with expenditure" to improve the utilization efficiency of funds, achieving net cash inflows of operating activities amounting to RMB4.7 billion for the first half of the year. By leveraging overseas financing platform, the Company issued senior perpetual securities of US$400 million to improve the Company's capital structure.

In terms of safe production, energy saving and environmental protection, the Company formulated, printed and distributed the key points of work regarding safe production in 2014 to comprehensively deploy and ensure safe production. Taking seasonal features into consideration, the Company organized to carry out safety inspection during flood period and inspection on maintenance of standardization and other measures. The Company strengthened troubleshooting and management of hidden danger from environmental pollution and launched construction of relevant projects such as desulfurization, denitration and technical transformation.

In terms of market-oriented reform, the Company enhanced organization and leadership of in-depth reform, strengthened top-down design and overall arrangement, clarified key tasks of reform, relevant responsibilities and working measures, implemented relevant supporting policies for enterprises that had already conducted market-oriented reform, and practised strict assessment and valuation on those enterprises. Under the trial system that equity was controlled by the Company and participated by private enterprises, private enterprises played a leading role in project construction and operation and management of Guizhou Qingzhen Alumina Project of the Company. In the first half of the year, the Company continued to steadily push forward the optimal allocation of personnel and actively implement staff "simplification adjustment".

On the basis of benchmarking with advanced enterprises in the industry in the first half of the year, the Company concentrated on researching and formulating the solution to get rid of key enterprises' loss-making situation. The major philosophy of working included, first, benchmarking with the advanced enterprises to find out problems and clarify targets and direction; second, elaborating main businesses and separating quality assets from non-performing assets; third, clarifying the quality assets to be optimized and upgraded and the idle assets to be improved as well as the measures thereof; and fourth, achieving reorganization and allocation of personnel by taking nature of assets into consideration.

OUTLOOK AND PROSPECTS

In the second half of 2014, as the market situation is far from optimistic, the Company is still faced with severe operational situation. The main working philosophy for the second half of the year includes: consolidating and expanding the results of previous work, conducting ongoing operational transformation, strengthening the benchmarking management, increasing efforts to control losses and increase profits, deepening reform and innovation, optimizing the structure of assets and personnel, paying close attention to the execution capacities, accelerating the improvement of industrial chain with new standards and enhancing the overall competitiveness. The principal tasks are as follows:

1.

Continuously promoting the structural adjustment. The Company will actively seek for approaches such as joint ventures and cooperation, leasing and contractual operation to maximize the assets efficiency; push forward enterprise maintenance, logistics and other auxiliary assets to enter market through establishing industrial service companies, etc.; adhere to the top-level design and proposal with focus on implementation of resources and energy and improvement of industrial chain and plan the industrial base with apparent advantages; and develop and continue to implement major scientific and technological research on safe and efficient integrated technology for mining of complex underground bauxite, the technology of consolidated utilization of high-iron-content Bayer red mud and co-products of iron and aluminum as well as green industrial experiment of electrolytic aluminum.

2.

Continuously and conscientiously carrying forward market analysis and research as well as marketing and procurement. The Company will strengthen the market research and make proper predictions to enhance the ability of mastering the market and avoiding the operational risks. It will enhance its effort in marketing and operation, effectively give full play to advantages of its trading platform to promote the sales of products, and aspire to increase both earnings and income. The Company will actively carry out joint procurement and regional collaborative procurement and optimization and strengthen strategic cooperation with related enterprises of centralized warehousing and logistics to reduce procurement costs; and promote auction sale of aluminum fluid to improve bargaining power.

3.

Continuously and earnestly maintaining adequate funds. The Company will fully leverage on domestic and overseas financing platform, innovate financing models, and broaden financing channels to enhance fund raising capacity; further cut down appropriated funds for improvement of use efficiency of funds, optimization of cash flow relating to operating activities and reduction of the costs of capital used; and strictly control capital risk of all entities and enterprises and prevent liquidity risk of the Company.

4.

Continuously promoting operational transformation and management improvement. The Company will make great efforts on comprehensive benchmarking management and operational transformation, further clarify standards through the promotion of CBS module and establishment of model factories, etc., and sustain intensification of improvement and enhancement of management, so as to penetrate in the whole process of daily production and management.

5.

Continuously and comprehensively conducting in-depth reform and innovation. The Company will further optimize personnel allocation through continuously promoting market-oriented reform of selection and employment mechanism; unceasingly optimize responsibility pledge, simulative market, contractual operation and various other market-oriented operation modes with continuous in-depth reform of the three systems to stimulate internal power of enterprises and adhere to open development with active introduction of strategic investors and a system of mixed ownership.

6.

Refining and implementing the solution to get rid of key enterprises' loss-making situation and supporting measures. The Company will strengthen the organization and coordination of the work of getting rid of the loss-making situation, pay close attention to the refined implementation of the solution to get rid of the loss-making situation and various measures, and improve the operability of the various supporting measures; and further optimize contracting and ensuring responsibility system with the clarification of time node and specific responsible persons and the establishment of a complete mechanism for tracking, supervision and valuation for the solution to get rid of the loss-making situation of various enterprises.

INTERIM RESULTS

The revenue of the Group was RMB70,092 million for the six months ended 30 June 2014, representing a decrease of 4.03% compared with the revenue from continuing operations of the corresponding period of the preceding year. The net loss attributable to the owners of the parent amounted to RMB4,123 million. Loss per share attributable to the owners of the parent was RMB0.30.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended June 30, 2014.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read together with the financial information and its notes included in this interim report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in alumina refining, primary aluminum smelting, coal extraction, energy products and trading of the related products. On June 27, 2013, the Company disposed of its aluminum fabrication business, therefore the aluminum fabrication segment was not included in the Group's results since June 27, 2013. The aluminum fabrication segment was classified as discontinued operation in the corresponding period of the preceding year. The comparative amounts of the corresponding period of preceding year in this Chapter are from the continuing operations. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, and other aluminum products.

Trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers.

Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power, photovoltaic power, new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is supplied to our own operations or sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research, development, and other activities of the Group.

RESULTS OF OPERATIONS

The Group's net loss attributable to the owners of the parent for the first half of 2014 was RMB4,123 million, representing an increase of RMB3,527 million in loss from RMB596 million of net loss for the corresponding period of the preceding year. This was mainly attributable to a relatively significant number of gains from capital operation in the corresponding period of the preceding year, together with the expansion of the Group's loss resulting from a decrease of selling price by approximately 6% to 11% although production cost of the Group's principal products decreased by approximately 3% to 7% since this year, as compared with the corresponding period of the preceding year.

REVENUE

The Group's revenue for the first half of 2014 was RMB70,092 million, representing a decrease of RMB2,942 million or 4.03% from RMB73,034 million of the corresponding period of the preceding year. This was mainly attributable to a decrease in selling price of the Group's products.

COST OF SALES

Cost of sales of the Group was RMB69,517 million for the first half of 2014, representing a decrease of RMB2,172 million or 3.03% from RMB71,689 million of the corresponding period of the preceding year. This was mainly attributable to strict control of costs and expenses in various aspects of the Group, resulting in a decrease in production cost of the principal products to some extent as compared with the corresponding period of the preceding year.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses for the first half of 2014 were RMB815 million, representing a decrease of RMB32 million or 3.78% from RMB847 million of the corresponding period of the preceding year. This was mainly attributable to a decrease in the expenses of transportation and loading due to the Group's strict control of costs in various aspects.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the first half of 2014 of the Group were RMB1,338 million, representing an increase of RMB81 million or 6.44% from RMB1,257 million of the corresponding period of the preceding year. This was mainly attributable to a slight increase in legal and other professional fees and other expenses.

OTHER GAINS, NET

The Group's other net gains for the first half of 2014 was RMB212 million, representing a decrease of RMB1,529 million from RMB1,741 million as compared with the corresponding period of the preceding year. This was mainly attributable to relatively significant gains from capital operation and assets disposal in the corresponding period of the preceding year. There were no such gains occurred in this period.

Affected by the abovementioned major factors, the operating loss of the Group for the first half of 2014 amounted to RMB1,444 million, representing an increase of loss of RMB2,870 million from the operating profit of RMB1,426 million of corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs for the first half of 2014 were RMB2,687 million, representing an increase of RMB81 million or 3.11% from RMB2,606 million of the corresponding period of the preceding year.

This was mainly attributable to an increase in the interest-bearing liabilities of the Group as compared with the corresponding period of the preceding year.

SHARE OF PROFITS OF JOINT VENTURES AND ASSOCIATES

The share of profits of joint ventures and associates of the Group in the first half of 2014 amounted to RMB336 million, representing an increase of RMB44 million from RMB292 million as compared with the corresponding period of the preceding year.

INCOME TAX

The Group's income tax expense for the first half of 2014 was RMB451 million, representing an increase of RMB485 million from negative RMB34 million of the corresponding period of the preceding year. This was mainly attributable to the fact that certain deferred tax assets recognised in previous years were written down.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2014 was RMB15,296 million, representing a decrease of RMB515 million or 3.26% from RMB15,811 million of the corresponding period of the preceding year.

The revenue from internal sales of the alumina segment for the first half of 2014 was RMB12,308 million, representing a decrease of RMB2,052 million or 14.29% from RMB14,360 million of the corresponding period of the preceding year.

The revenue from external sales of the alumina segment for the first half of 2014 was RMB2,988 million, representing an increase of RMB1,537 million or 105.93% from RMB1,451 million of the corresponding period of the preceding year. This was mainly attributable to the fact that the sales revenue from Jiaozuo Wanfang Aluminium Company Limited ("Jiaozuo Wanfang") was classified from revenue from internal sales to revenue from external sales since the deemed disposal of the equity interest in Jiaozuo Wanfang in April 2013.

Segment Results

The Group's loss in the alumina segment for the first half of 2014 was RMB578 million, representing an increase of loss of RMB1 million or 0.17% from the loss of RMB577 million of the corresponding period of the preceding year.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2014 was RMB19,039 million, representing a decrease of RMB7,007 million or 26.90% from RMB26,046 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in selling price of products and the decrease in sales volume.

The revenue from internal sales of the primary aluminum segment for the first half of 2014 was RMB5,251 million, representing a decrease of RMB3,654 million or 41.03% from RMB8,905 million of the corresponding period of the preceding year.

The revenue from external sales of the primary aluminum segment for the first half of 2014 was RMB13,788 million, representing a decrease of RMB3,353 million or 19.56% from RMB17,141 million of the corresponding period of the preceding year.

Segment Results

The Group's loss in the primary aluminum segment for the first half of 2014 was RMB2,488 million, representing an increase of loss of RMB1,502 million or 152.33% from the loss of RMB986 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in selling price of products of approximately 11%.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2014 was RMB55,439 million, representing a decrease of RMB2,615 million or 4.50% from RMB58,054 million of the corresponding period of the preceding year.

The revenue from internal sales of the trading segment was RMB4,806 million for the first half of 2014, representing a decrease of RMB874 million or 15.39% from RMB5,680 million of the corresponding period of the preceding year.

The revenue from external sales of the trading segment was RMB50,633 million for the first half of 2014, representing a decrease of RMB1,741 million or 3.32% from RMB52,374 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products was RMB13,613 million, whereas the revenue from the external sales of products from external suppliers was RMB37,020 million.

Segment Results

The profit in the trading segment of the Group was RMB240 million for the first half of 2014, representing a decrease of RMB46 million or 16.08% from the profit of RMB286 million of the corresponding period of the preceding year.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2014 was RMB2,604 million, representing an increase of RMB637 million or 32.38% from RMB1,967 million of the corresponding period of the preceding year.

Segment Results

The profit in the energy segment of the Group was RMB169 million for the first half of 2014, representing an increase of RMB10 million or 6.29% from the profit of RMB159 million of the corresponding period of the preceding year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2014 was RMB162 million, representing a decrease of RMB144 million or 47.06% from RMB306 million of the corresponding period of the preceding year.

Segment Results

The Group's segment loss from the corporate and other operating segments for the first half of 2014 was RMB1,176 million, representing a decrease of profit of RMB1,602 million from the profit of RMB426 million of the corresponding period of the preceding year, mainly attributable to relatively significant gains from capital operation in the corresponding period of the preceding year. There were no such gains occurred in this period.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2014, the Group's current assets amounted to RMB72,032 million, representing an increase of RMB8,967 million from RMB63,065 million as of the beginning of the year, mainly attributable to the fact that the Group enhanced assets management and improved cash flows from operating activities.

As of June 30, 2014, the Group's cash and cash equivalents and restricted cash and time deposits amounted to RMB22,041 million, representing an increase of RMB9,615 million from RMB12,426 million as of the beginning of the year.

As of June 30, 2014, the Group's net balance of inventories amounted to RMB22,476 million, representing a decrease of RMB1,060 million from RMB23,536 million as of the beginning of the year, primarily due to an acceleration in the turnover of inventories.

As of June 30, 2014, the Group's current liabilities amounted to RMB101,698 million, representing an increase of RMB4,960 million from RMB96,738 million as of the beginning of the year, primarily due to the increase in the issuance of short-term bonds.

As of June 30, 2014, the current ratio of the Group was 0.71, representing an increase of 0.06 from 0.65 as of the end of 2013, and the quick ratio was 0.49, representing an increase of 0.08 from 0.41 as at the end of 2013.

Non-current Liabilities

As of June 30, 2014, the Group's non-current liabilities amounted to RMB52,512 million, representing an increase of RMB3,445 million from RMB49,067 million as of the beginning of the year, primarily due to the increase in long-term loans and borrowings.

As of June 30, 2014, the debt to asset ratio of the Group was 74.77%, representing an increase of 1.69 percentage points from 73.08% as at the end of 2013.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that financial products and financial assets and liabilities at fair value through profit or loss (including derivatives) are accounted at fair value, others are stated at historical cost.

As of June 30, 2014, the balances of the Group's commodity futures contracts which were accounted for as financial assets at fair value through profit or loss increased by RMB28 million as compared with the balances as at the end of 2013, of which the change was recognized as gains from fair value changes. The balances of the Group's commodity futures contracts which were accounted for as financial liabilities at fair value through profit or loss increased by RMB1 million as compared with the balances as at the end of 2013, of which the change was recognized as loss from fair value changes.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2014, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realizable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, after comprehensively considering the cooperative scheme on production and sale along the chain of the photovoltaic industry, the Group unanimously calculated with the market price for the most immediate period.

The provisions for inventory impairment for inventories held as of June 30, 2014 amounted to RMB996 million, representing a decrease of RMB382 million as compared with the provisions for impairment of RMB1,378 million as at the end of 2013, which was mainly due to the net provisions and reversal of RMB174 million for the period and the written-off of RMB556 million for the period.

The Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventory impairment on a consistent basis for the relevant accounting policy.

INVESTMENT EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the six months ended June 30, 2014, the Group's project investment expenditures (excluding equity-interest investments) amounted to RMB3,098 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of June 30, 2014, the Group's capital commitment to property, plant and equipment amounted to RMB38,258 million, of which those contracted but not provided amounted to RMB7,158 million and those authorized but not contracted amounted to RMB31,100 million.

As of June 30, 2014, the Group's investment commitment to joint ventures and associates amounted to RMB1,379 million, comprised of the capital contributions of RMB197 million to Ningxia Datang International Daba Power Generation Company Limited , RMB788 million to Guangxi Huazheng Aluminum Co., Ltd. , RMB320 million to Huaneng Ningxia Energy Co., Ltd. , and RMB74 million to Chalco Hengtaihe Mining Co., Ltd. ("Hengtaihe Mining"), respectively.

CASH AND CASH EQUIVALENTS

As of June 30, 2014, the Group's cash and cash equivalents amounted to RMB20,823 million, including foreign currency cash and deposits of RMB2,948.17 million, RMB3.61 million, RMB15.92 million, RMB1.75 million and RMB0.75 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2014, the Group's cash flows generated from operating activities amounted to RMB4,701 million, representing an increase of RMB3,039 million from the net inflows of RMB1,662 million for the corresponding period of the preceding year, mainly attributable to the Group's reinforcement of management on current assets and current liabilities by means of acceleration in the turnover of inventories.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2014, the Group's cash flows used in the investing activities amounted to RMB1,090 million, representing a decrease of RMB5,260 million from the net cash outflows of RMB6,350 million for the corresponding period of the preceding year, mainly attributable to the collection of considerations from the disposal of aluminum fabrication segment and alumina assets of Guizhou Branch which were disposed in preceding year as well as a significant decrease in investments in this period.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2014, the Group's cash flows generated from financing activities amounted to RMB5,799 million, representing a decrease of RMB152 million from the net inflows of RMB5,951 million for the corresponding period of the preceding year, mainly attributable to the Group's repayment of borrowings.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, no fund raising proceeds were utilized by the Group.

PROJECTS NOT FUNDED BY PROCEEDS

(1)

The Baotou Aluminum Captive Power Plant Project : The investment in project construction amounted to RMB2,715 million, and as of June 30, 2014, RMB2,268 million of capital expenditure had been incurred. The project was completed and put into production in June 2014, with an electricity production capacity for electrolytic aluminum production of 3.928 billion kWh per year.

(2)

The Mining Project of Zhongzhou Mining Co., Ltd. for the bauxite at Duancun-Leigou : Investment in project construction amounted to RMB1,358 million, and as of June 30, 2014, RMB478 million of capital expenditure had been incurred. The project is expected to commence production in December 2015 with 1.60 million tonnes of additional production capacity of bauxite.

(3)

The Guizhou Qingzhen Alumina Project : Investment in project construction amounted to RMB3,800 million, and as of June 30, 2014, RMB139 million of capital expenditure had been incurred. The project is expected to commence production in June 2015 with 1.60 million tonnes of additional production capacity of alumina.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Sun Zhaoxue was elected as the non-executive director of the fifth session of the Board at the 2013 annual general meeting held on June 27, 2014, and he was elected as the vice chairman at the tenth meeting of the fifth session of the Board on the same day.

Members of the fifth session of the Board and the fifth session of the Supervisory Committee are as below:

Executive Directors	:	Xiong Weiping, Luo Jianchuan,
Liu Xiangmin and Jiang Yinggang

Non-executive Directors	:	Sun Zhaoxue and Wang Jun

Independent Non-executive Directors	:	Wu Jianchang (Note 1), Ma Si-hang, Frederick and Wu Zhenfang

Supervisors	:	Zhao Zhao, Yuan Li and Zhang Zhankui

Note1:

On 27 June 2014, the Board received the resignation of Mr. Wu Jianchang as the independent non-executive Director. Pursuant to the Articles of Association, the resignation of Mr. Wu Jianchang as the independent non-executive Director will become effective upon the appointment of a new independent non-executive Director, who will replace the position of Mr. Wu Jianchang. As of the date of this report, the Company has not appointed new candidate to replace the position of Mr. Wu Jianchang. The Company will elect the appropriate candidate as the new independent non-executive Director pursuant to the relevant laws and regulations and the Articles of Association, and will make further announcement in accordance with the Listing Rules in due course.

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and senior management of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As at June 30, 2014, the Group had 78,180 employees. For the first half of 2014, the Group had paid the total remuneration of approximately RMB3,049 million to its employees. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution from each plant was around 20% of the employees' salary.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2014, the share capital structure of the Company was as follows:

		As of June 30, 2014
		Number of	Percentage to
		shares held	issued share capital
		(in million)	(%)

Holders of A shares		9,580.52	70.84
Among which:	Aluminum Corporation of China ("Chinalco")	5,214.41	38.56
	Baotou Aluminum (Group) Co., Ltd. (Note 1)	301.22	2.23
	Lanzhou Aluminum Factory (Note 1)	79.47	0.59
	Shanxi Aluminum Plant(Note 1)	7.14	0.05
	Guiyang Aluminum Magnesium	4.12	0.03
	Design and Research Institute Co., Ltd. (Note 1)
Holders of H shares		3,943.97	29.16

Total		13,524.49	100

Note 1:	These are subsidiaries of and/or enterprises controlled by Chinalco.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of June 30, 2014, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital

Chinalco	A Shares	5,606,357,299(L)	Beneficial owner	58.52%(L)	41.45%(L)
		(Note 1)	and interests of
controlled corporations
China Cinda Asset	A Shares	600,000,000(L)	Beneficial owner	6.26%(L)	4.44%(L)
Management Co., Ltd.
China Construction Bank	A Shares	523,090,158(L)	Beneficial owner	5.46%(L)	3.87%(L)
Corporation
Templeton Asset	H Shares	1,127,002,800(L)	Investment manager	28.58%(L)	8.33%(L)
Management Ltd.

(L)	The letter "L" denotes a long position.

Notes:

1.

These interests included the interest of 5,214,407,195 A shares directly held by Chinalco, and an aggregate interest in 391,950,104 A shares held by various entities controlled by Chinalco, comprising 301,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 7,140,254 A shares held by Shanxi Aluminum Plant and 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd.

Save as disclosed above and so far as the Directors are aware, as of June 30, 2014, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE

During the reporting period, there were no changes in the shares of the Company.

APPROVAL OF CHANGES IN SHARE

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of June 30, 2014, the Company had 494,883 shareholders, including 493,963 holders of A shares and 920 holders (registered shareholders) of H shares.

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit: share

Name of shareholder	Nature of shareholder	Percentage of total issued shares	Total number of shares held	Increase/decrease of shares during the reporting period	Note
		(%)

Chinalco#	State	38.56	5,214,407,195#
HKSCC Nominees Limited	Overseas legal person	29.02	3,924,584,474	Decreased by 340,960
China Cinda Asset Management Co., Ltd.	State-owned legal person	4.44	600,000,000	Decreased by 165,759,074
China Construction Bank	State-owned legal person	3.87	523,090,158	Decreased by 49,453,213
Corporation
Guokai Financial Limited Company	State-owned legal person	3.07	415,168,145
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	2.23	301,217,795
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482
Guizhou Provincial Materials Development	State-owned legal person	0.21	29,000,000	Decreased by 16,800,000	25,000,000 (pledged)
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.17	23,300,000	Decreased by 6,034,064
Guotai Junan Securities Co., Ltd.	Domestic	0.12	15,563,712	Increased by 9,033,252
Customer credit collateral	non-state-owned
securities trading ccount	legal person

# This figure does not include the A shares indirectly held by Chinalco through its subsidiaries and/or controlled entities.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2014, none of the Directors, Chief Executive, or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended June 30, 2014, none of the Directors, Supervisors, senior management or their spouses or children under the age of 18 was granted the right to acquire any shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased, sold or redeemed any of their shares during the six months ended June 30, 2014.

CHARGE AND PLEDGES ON GROUP ASSETS

As of June 30, 2014, the Group charged and pledged assets including property, plant and equipment, land use rights, mining rights, inventories, investment in an associate, trade and notes receivables. The aggregate carrying amount of the assets used for charged and pledged was RMB12,090 million. Besides, bank borrowings of the Group were pledged by letter of credit, receivable rights of future electricity revenue and relevant benefits and long-term bank borrowings of the Company were pledged the investment in a subsidiary, Ningxia Energy. For details, please refer to note 10(f) to the interim financial statements.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As at June 30, 2014, the Company provided external guarantees with a total balance of RMB5.466 billion. Details are as follows:

In November 2011, the Company entered into the guarantee agreement with Natixis, being the agent for a consortium of lender. The guarantee would expire upon expiry of the debt performance period under the principal contract. As at the reporting date, the Company provided a several liability guarantee in respect of the loan of the USD300 million for Chalco Trading Hong Kong Co., Ltd., a wholly- owned subsidiary of the Company.

In March 2012, the Company entered into the Guarantee Contract on USD Loans with China Development Bank, pursuant to which the Company will provide several liability guarantee in respect of a loan of up to USD702 million in total of Chalco Hong Kong, a wholly-owned subsidiary of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As at the reporting date, Chalco Hong Kong drew down a loan of USD438.75 million, and the balance of the several liability guarantee provided by the Company to Chalco Hong Kong was USD438.75 million. On 31 July 2014, the Company and China Development Bank entered into the Termination Agreement on Guarantee Contract, which released all duties and obligations of the Company under the original guarantee contract.

In March 2013, the Company entered into the guarantee contract with China Development Bank, pursuant to which the Company provided guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. ("Xinyugou"), a joint venture of the Company. The guarantee period was two years from the date of expiry of the term for performance of loan under the principal contract. As at the reporting date, Xinyugou drew down a loan of RMB1,020 million and paid back RMB53 million and the balance of the guarantee provided by the Company to Xinyugou was RMB328.78 million.

In February 2014, Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng")entered into an Agreement of Guarantee of the Greatest Amount with Pudong Development Bank, providing guarantee in respect of a loan of up to RMB200 million in total in proportion to its 43.03% shareholding for Huozhou Coal Group Xingshengyuan Coal Co., Ltd. ("Xingshengyuan"), a joint venture of Shanxi Huasheng. The guarantee period was from February 28, 2014 to January 2, 2017. As at the reporting date, Xingshengyuan drew down a loan of RMB58 million, and the balance of guarantee provided by Shanxi Huasheng to Xingshengyuan was RMB24.9574 million.

As at the reporting date, the guarantee provided by Ningxia Energy to its subsidiaries amounted to a total of RMB452.4 million and the guarantee provided by Ningxia Yinxing Energy Co., Ltd. to its subsidiaries amounted to a total of RMB143.2 million.

Save as aforesaid, there were no external guarantees provided by the Company which are required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, saved as disclosed below, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Companies" in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2014.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to propose the appointment or change of auditors, supervise the implementation of internal auditing system of the Company, be responsible for the communication between internal and external auditing, review and disclose the financial information of the Company, review the system regarding financial examination and control, internal control and risk management of the Company, conduct research subject to other relevant professional events of the Company, and provide viewpoints and suggestions to the Board for reference of decision-making.

As of the reporting date, the Audit Committee of the fifth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Wu Jianchang, Mr. Wu Zhenfang and Mr. Ma Si-hang, Frederick. Mr. Ma Si-hang, Frederick is the Chairman of the Committee.

The Audit Committee and the management have reviewed the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial statements matters, including the review of the unaudited condensed interim financial information for the six months ended June 30, 2014.

In the first half of 2014, the Audit Committee convened two meetings in total, including the sixth meeting of the Audit Committee of the fifth session of the Board held on March 12, 2014, at which thirteen proposals including the 2013 Financial Report were considered; the seventh meeting of the Audit Committee of the fifth session of the Board held on April 25, 2014, at which the proposal in relation to the 2014 First Quarterly Financial Report of the Company was considered.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations without being deviated from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the Hong Kong Listing Rules and its latest amendments' requirements in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective check, balance and coordination. General meetings, board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their own responsibilities and operated in compliance with regulations.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of shareholders of the Company, and the Company will maintain consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, employees, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

There were no significant assets transactions of the Company required to be disclosed during the reporting period.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2013

The non-distribution of the 2013 final dividends of the Company was considered and approved at the 2013 annual general meeting on June 27, 2014.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration of the Company required to be disclosed during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and connected persons was approximately RMB9.20 billion, of which purchase transactions amounted to RMB4.20 billion and sales transactions amounted to RMB5.00 billion (including sale of products and services).

All of the above connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Group and Chinalco and its affiliates.

Connected transactions related to acquisition and disposal of assets

There were no connected transactions related to the acquisition and disposal of assets during the reporting period.

Transfer of loans

There were no transfers of loans during the reporting period.

6.	PERFORMANCE OF UNDERTAKINGS

The following undertakings by Chinalco were made during or subsisting in the reporting period:

(1) In 2007, the initial issuance of A Shares of the Company, Chinalco provided undertakings principally in relation to non-competition:

Chinalco would arrange to dispose of its aluminum fabrication business, or the Company would acquire the aluminum fabrication business from Chinalco and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

In 2013, the horizontal competition in the aluminum fabrication business was resolved through the adjustment of the development strategy made by the Company, during which the equity interests in eight aluminum fabrication enterprises and loans, as well as the assets of Northwest Aluminum Fabrication Branch , were disposed to Chinalco in entirety.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being. The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since January 1, 2014.

(2)

In 2013, the Company transferred the relevant assets of the alumina production line of Guizhou Branch to Chinalco, which resulted in a new horizontal competition on alumina business between the Company and Chinalco. Chinalco undertook that it would halt production within three years till June 30, 2016 after taking over alumina assets in Guizhou Branch, as the solution to the horizontal competition.

When conditions become mature, both Chinalco and the Company will continue to duly implement the commitments undertaken within the time limit.

7.	Performance Alert

As there is excess supply of aluminum production capacity, it is expected that the cumulative net profit of the Company from the beginning of the year to the end of the third quarter will record a loss. Details will be disclosed in the 2014 third quarterly report of the Company.

8.	OTHER SIGNIFICANT EVENTS

Non-public offering of A shares

On August 24, 2012, the proposal that no more than 1,450 million A shares would be offered in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the 4th session of the Board of the Company. On October 12, 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012 on October 12, 2012. On December 7, 2012, the Public Offering Review Committee of the CSRC reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from China Securities Regulatory Commission on the approval of the non-public offering of new shares no more than 1,450 million on March 14, 2013, being effective for six months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC and relevant solutions were subject to the CSRC's approval upon consideration. As at the date of the report, the aforementioned proposed offering of shares had not been issued.

For details of the matter, please refer to the announcements of the Company dated October 12, 2012 and March 14, 2013.

Issuance of senior perpetual securities

On April 10, 2014, Chalco Hong Kong Investment Company Limited, a wholly-owned subsidiary of the Company, issued senior perpetual securities with principal amounting to USD400 million in Hong Kong. The initial distribution rate was 6.25% per annum, and the net proceeds from the issuance of the securities will be on-lent to the Company or any of its subsidiaries for general corporate use. Such senior perpetual securities constitute direct, unsecured, unconditional and unsubordinated obligations of Chalco Hong Kong Investment Company Limited and shall at all times rank pari passu and without any preference among themselves.

For details of the issuance of senior perpetual securities, please refer to the announcement of the Company dated April 11, 2014.

INDEPENDENT REVIEW REPORT

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 42 to 112, which comprise the condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") as at June 30, 2014 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month then ended, and a summary of significant accounting policies and other explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express such opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

Hong Kong
August 28, 2014

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	June 30, 2014	December 31, 2013
			(Audited)

ASSETS

Non-current assets
Intangible assets	6	10,739,020	10,852,397
Property, plant and equipment	6	99,393,539	100,605,972
Land use rights and leasehold land		3,197,405	2,743,966
Investments in joint ventures	7	2,513,717	2,314,841
Investments in associates	7	4,829,831	4,587,818
Available-for-sale investments		81,750	82,112
Deferred tax assets		1,438,440	1,793,310
Other non-current assets		12,014,871	13,461,217

Total non-current assets		134,208,573	136,441,633

Current assets
Inventories		22,476,150	23,535,948
Trade and notes receivables	8	6,988,172	6,156,605
Other current assets		20,255,238	20,946,992
Financial assets at fair value through profit or loss		27,636	23
Restricted cash and time deposits		1,217,633	1,044,158
Cash and cash equivalents		20,823,415	11,381,695

		71,788,244	63,065,421

Assets of a disposal group classified as held for sale	9	243,740	-

Total current assets		72,031,984	63,065,421

Total assets		206,240,557	199,507,054

EQUITY AND LIABILITIES

Equity
Equity attributable to the owners of the parent
Share capital		13,524,488	13,524,488
Other reserves		19,645,683	19,505,450
Retained earnings
- proposed final dividend	19	-	-
- others		7,204,355	11,327,787

		40,374,526	44,357,725

Non-controlling interests		11,656,944	9,344,394

Total equity		52,031,470	53,702,119

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	10	49,727,246	46,294,828
Deferred tax liabilities		1,071,659	1,088,150
Other non-current liabilities		1,712,655	1,684,376

Total non-current liabilities		52,511,560	49,067,354

Current liabilities
Financial liabilities at fair value through profit or loss		1,210	1,947
Interest-bearing loans and borrowings	10	76,492,578	73,348,346
Other payables and accrued expenses		11,356,617	10,860,109
Trade and notes payables	12	13,661,177	12,401,650
Income tax payable		69,180	125,529

		101,580,762	96,737,581

Liabilities of a disposal group classified as held for sale	9	116,765	-

Total current liabilities		101,697,527	96,737,581

Total liabilities		154,209,087	145,804,935

Total equity and liabilities		206,240,557	199,507,054

Net current liabilities		29,665,543	33,672,160

Total assets less current liabilities		104,543,030	102,769,473

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended June 30,

	Notes	2014	2013

Continuing operations
Revenue	5	70,092,022	73,034,157
Cost of sales		(69,517,084)	(71,689,324)

Gross profit		574,938	1,344,833

Selling and distribution expenses	13	(814,651)	(847,465)
General and administrative expenses	14	(1,338,418)	(1,257,276)
Research and development expenses		(87,036)	(82,279)
Impairment loss on property, plant and equipment		(267,079)	-
Other income	15	275,564	527,771
Other gains, net	15	212,470	1,740,794

Operating (loss)/profit from continuing operations		(1,444,212)	1,426,378

Finance income	16	529,203	160,532
Finance costs	16	(3,215,795)	(2,766,326)
Share of profits of:
Joint ventures	7	77,676	44,814
Associates	7	258,432	247,481

Loss before income tax from continuing operations		(3,794,696)	(887,121)

Income tax (expense)/benefit from
continuing operations	17	(451,092)	33,650

Loss for the period from continuing operations		(4,245,788)	(853,471)

Discontinued operation
Profit for the period from discontinued operation		-	207,144

Loss for the period		(4,245,788)	(646,327)

Loss attributable to:
Owners of the parent		(4,123,432)	(596,445)
Non-controlling interests		(122,356)	(49,882)

		(4,245,788)	(646,327)

(Loss)/profit attributable to owners of the
parent arising from:
Continuing operations		(4,123,432)	(832,358)
Discontinued operation		-	235,913

		(4,123,432)	(596,445)

Basic and diluted (losses)/earnings per share
attributable to ordinary equity holders of
the parent (expressed in RMB per share)	18
From continuing operations		(0.30)	(0.06)
From discontinued operation		-	0.02

		(0.30)	(0.04)

Other comprehensive gain/(loss), net of tax:
Other comprehensive gain/(loss) to be reclassified
to profit or loss in subsequent periods:
Exchange differences on translation of
foreign operations		74,807	(172,212)

Net other comprehensive gain/(loss)
to be reclassified to profit or loss in
subsequent periods		74,807	(172,212)

Total other comprehensive gain/(loss)
for the period, net of tax		74,807	(172,212)

Total comprehensive loss for the period		(4,170,981)	(818,539)

Total comprehensive loss for the
period attributable to:
Owners of the parent		(4,048,625)	(742,560)
Non-controlling interests		(122,356)	(75,979)

		(4,170,981)	(818,539)

Details of the dividends proposed for the six months ended June 30, 2014 are disclosed in note 19 to the financial statements.

The accompanying notes are an integral part of the financial statements.

Xiong Weiping	Xie Weizhi

Director	Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non-controlling interests	Total equity

At January 1, 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

Loss for the period	-	-	-	-	-	-	(4,123,432)	(4,123,432)	(122,356)	(4,245,788)

Other comprehensive gain for the period, net of tax
Exchange differences on translation	-	-	-	-	-	74,807	-	74,807	-	74,807
of foreign operations

Total comprehensive gain/(loss)	-	-	-	-	-	74,807	(4,123,432)	(4,048,625)	(122,356)	(4,170,981)

Release of deferred	-	-	20,000	-	-	-	-	20,000	-	20,000
government subsidies
Issuance of senior perpetual	-	-	-	-	-	-	-	-	2,461,813	2,461,813
securities, net of issuance
costs (note 23)
Capital injection from	-	-	-	-	-	-	-	-	52,040	52,040
non-controlling shareholders
Other appropriations	-	-	-	-	60,960	-	-	60,960	35,948	96,908
Share of change in an associate	-	-	(18,013)	-	-	-	-	(18,013)	-	(18,013)
due to passive equity
dilution (note 7)
Dividends paid by subsidiaries to	-	-	-	-	-	-	-	-	(114,895)	(114,895)
non-controlling shareholders
Share of reserves of associates (note 7)	-	-	-	-	2,479	-	-	2,479	-	2,479

At June 30, 2014	13,524,488	13,098,082	646,999	5,867,557	209,639	(176,594)	7,204,355	40,374,526	11,656,944	52,031,470

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Exchange fluctuation reserve	Retained earnings	Total	Non-controlling interests	Total equity

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Loss for the period	-	-	-	-	-	-	(596,445)	(596,445)	(49,882)	(646,327)

Other comprehensive loss for the period, net of tax
Exchange differences on translation of foreign operations	-	-	-	-	-	(146,115)	-	(146,115)	(26,097)	(172,212)

Total comprehensive loss	-	-	-	-	-	(146,115)	(596,445)	(742,560)	(75,979)	(818,539)

Release of deferred government subsidies	-	-	6,700	-	-	-	-	6,700	-	6,700
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	3,710,790	3,710,790
Disposal of discontinued operation	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Deemed disposal of a subsidiary	-	-	(257,529)	-	-	-	-	(257,529)	(1,931,114)	(2,188,643)
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	42,808	42,808
Other appropriations	-	-	-	-	92,383	-	-	92,383	16,978	109,361
Share of reserves of associates	-	-	-	-	5,695	-	-	5,695	9,084	14,779

At June 30, 2013	13,524,488	13,097,117	639,912	5,867,557	190,271	(163,497)	9,756,604	42,912,452	11,411,415	54,323,867

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended June 30,

	Notes	2014	2013

Net cash flows generated from
operating activities	20	4,701,406	1,661,848

Investing activities

Purchases of intangible assets		(283,275)	(360,666)
Purchases of property, plant and equipment		(3,194,812)	(4,019,237)
Purchases of land use rights and leasehold land		(295,045)	(153)
Proceeds from disposal of property,
plant and equipment		182,426	89,008
Proceeds from disposal of intangible assets		6,503	-
Collection of considerations from disposal of
aluminum fabrication segment and Alumina
Production Line of Guizhou Branch disposed
in preceding year		3,640,143	-
Interest received from unpaid disposal proceeds		500,213	-
(Increase) /decrease in restricted cash		(7,000)	10,179
Acquisition of subsidiaries, net of cash acquired		-	399,669
Payment for acquisition of a subsidiary
in preceding year		(36,756)	-
Deemed disposal of a subsidiary, net of cash disposed		-	(190,786)
Cash disposed as a part of discontinued operation		-	(345,351)
Investments in joint ventures	7	-	(68,600)

Investing activities (continued)

Investments in associates	7	(27,108)	(1,180,003)
Additions of financial products in other current assets		(1,973,355)	(281,000)
Investment income on entrusted loans, future and
option contracts and financial products		89,986	45,384
Dividend received from an associate	7	20,000	-
Change in deposit of future and option contracts		5,954	(812)
Loans to related parties		(340,000)	(519,106)
Loans repaid by related parties		559,106	200,000
Loan to a third party		-	(166,000)
Loan repaid by a third party		20,680	-
Proceeds from disposal of an associate		7,993	-
Receipt of government grants		34,772	1,940
Others		-	35,530

Net cash flows used in investing activities		(1,089,575)	(6,350,004)

Financing activities

Proceeds from issuance of short-term bonds, net of
issuance costs		19,959,500	7,980,105
Proceeds from issuance of medium-term bonds, net of
issuance costs		2,973,000	2,971,500
Proceeds from issuance of senior perpetual securities,
net of issuance costs		2,461,813	-
Senior perpetual securities distribution paid		(76,433)	-
Repayments of medium-term notes and
short-term bonds		(13,000,000)	(9,500,000)
Drawdown of short-term and long-term bank
and other loans		33,883,934	40,860,599
Loan deposits received		-	365,400
Loan deposits interest received		-	2,928
Repayments of short-term and long-term
bank and other loans		(38,114,061)	(34,089,254)
Proceeds from finance lease under a sale-leaseback
contract, net of deposit and transaction costs		798,840	-
Capital elements of finance lease rental payment		(209,371)	-
Proceeds from government subsidies		21,000	25,546
Capital injection from non-controlling shareholders		52,040	42,808
Dividends paid by subsidiaries to
non-controlling shareholders		-	(43,185)
Interest paid		(2,946,395)	(2,665,613)
Others		(4,643)	-

Financing activities (continued)

Net cash flows generated from
financing activities		5,799,224	5,950,834

Net increase in cash and cash equivalents		9,411,055	1,262,678

Net foreign exchange differences		30,965	81,461

Cash and cash equivalents of a disposal
group classified as held for sale		(300)	-

Cash and cash equivalents at beginning of the period		11,381,695	9,063,593

Cash and cash equivalents at end of the period		20,823,415	10,407,732

The accompanying notes are an integral part of the financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources and coal mining, the production and distribution of carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in thousands of Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2013.

Going concern

As at June 30, 2014, the Group's current liabilities exceeded its current assets by approximately RMB29,666 million (December 31, 2013: RMB33,672 million). The directors of the Company have considered the Group's available sources of funds as follows:

* The Group's expected net cash inflows from operating activities in 2014;

*

Unutilised banking facilities of approximately RMB70,684 million as at June 30, 2014, of which amounts totalling RMB46,760 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

* Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

	(b)	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2013, except the adoption of new and revised International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from January 1, 2014:

New and revised IFRSs adopted by the Group

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Group.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 Levies has no impact on the Group.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were consistent with those that applied to the consolidated financial statements for the year ended December 31, 2013.

4.	FINANCIAL RISK MANAGEMENT

	4.1	Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2013.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to last year end, there was no material change in the status of market risk and credit risk.

(b) Liquidity risk

Compared to December 31, 2013, there was no material change in the contractual undiscounted cash outflows for financial liabilities, except for the net decrease in short-term loans and borrowings amounting to RMB623 million and the addition and the repayment of long-term loans and borrowings amounting to RMB9,618 million and RMB2,418 million, respectively.

As at June 30, 2014, the Group had total banking facilities of approximately RMB 137,651 million, of which amounts totalling RMB 66,967 million have been utilised as at June 30, 2014. Banking facilities of approximately RMB46,760 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at June 30, 2014, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD116 million (equivalent to RMB713.72 million) (December 31, 2013: USD106 million (equivalent to RMB646.27 million)), of which USD66.02 million (equivalent to RMB406.21 million) (December 31, 2013: USD12.79 million (equivalent to RMB77.98 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

	4.2	Financial instruments

Fair values

Set out below is the carrying amounts and fair values of financial instruments as at June 30, 2014:

	Carrying amount	Fair value

Financial assets
Current
Trade and notes receivables	6,988,172	6,988,172
Financial assets at fair value through profit or loss	27,636	27,636
Restricted cash and time deposits	1,217,633	1,217,633
Cash and cash equivalents	20,823,415	20,823,415
Financial assets included in other current assets	11,377,347	11,377,347

	40,434,203	40,434,203

Non-current

Available-for-sale investments	81,750	81,750
Financial assets included
in other non-current assets	10,802,772	10,802,772

	10,884,522	10,884,522

	51,318,725	51,318,725

Financial liabilities

Current
Financial liabilities at fair value
through profit or loss	1,210	1,210
Interest-bearing loans and borrowings	76,492,578	76,492,578
Financial liabilities included in other
payables and accrued expenses	8,569,870	8,569,870
Trade and notes payables	13,661,177	13,661,177

	98,724,835	98,724,835

Non-current
Interest-bearing loans and borrowings	49,727,246	48,375,444
Financial liabilities included
in other non-current liabilities	803,783	803,783

	50,531,029	49,179,227

	149,255,864	147,904,062

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair values of financial instruments:

Level 1:	Fair value measured based on quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	Fair value measured based on valuation techniques for which any inputs which have a significant effect on the recorded fair value are not based on observable market data.

For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

As at June 30, 2014, the Group held the following financial instruments measured at fair value:

Financial assets at fair value

	Level 1	Level 2	Level 3	Total

Futures contracts	27,636	-	-	27,636
Financial products	-	1,972,000	-	1,972,000

	27,636	1,972,000	-	1,999,636

Financial liabilities at fair value

	Level 1	Level 2	Level 3	Total

Futures contracts	1,210	-	-	1,210

During the six-month period ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

5.	REVENUE AND SEGMENT INFORMATION

	(a)	Revenue

		Revenue from continuing operations recognised during the period is as follows:

			For the six months ended June 30,

			2014	2013

		Sales of goods (net of value-added tax)	68,724,472	72,327,721
		Other revenue	1,367,550	706,436

			70,092,022	73,034,157

		Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation, packing and other services.

	(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which is identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the presidents is consistent with that applied to the consolidated financial statements for the year ended December 31, 2013. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

		The Group's five reportable operating segments are summarised as follows:

		*

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

		*

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

		*

The energy segment, which consists of research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers, electricity used within the Group and by regional power grid corporations.

		*

The trading segment, which mainly engages in the trading of alumina, primary aluminum, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

		*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

For the six months ended June 30, 2014

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	15,295,843	19,038,731	2,603,594	55,439,308	162,310	(22,447,764)	70,092,022
Inter-segment revenue	(12,307,695)	(5,250,663)	(68,920)	(4,805,572)	(14,914)	22,447,764	-

Sales of self-produced
products	13,613,312
Sales of products sourced
from external suppliers	37,020,424

Revenue from external
customers	2,988,148	13,788,068	2,534,674	50,633,736	147,396	-	70,092,022

Segment (loss)/profit	(577,909)	(2,488,007)	168,536	239,851	(1,176,273)	39,106	(3,794,696)

Income tax expense							(451,092)

Loss for the period							(4,245,788)

Other items:
Finance income	104,868	21,699	21,637	99,531	281,468	-	529,203
Finance costs	(491,144)	(616,054)	(559,803)	(231,388)	(1,317,406)	-	(3,215,795)
Share of profits of joint ventures	-	-	59,450	-	18,226	-	77,676
Share of profits/(losses)
of associates	-	-	231,518	(7)	26,921	-	258,432
Amortisation of land use rights
and leasehold land	(17,845)	(13,403)	(6,309)	(8)	(673)	-	(38,238)
Depreciation and amortisation excluding
the amortisation of land use rights
and leasehold land	(1,607,142)	(1,413,350)	(575,050)	(4,482)	(58,620)	-	(3,658,644)
Gain/(loss) on disposal of property,
plant and equipment	3,674	9,227	239	-	(6)	-	13,134
Impairment loss on property,
plant and equipment	(267,079)	-	-	-	-	-	(267,079)
Change for impairment
of inventories	285,644	97,586	3,753	(5,554)	330	-	381,759
Reversal of/(provision for)
impairment of receivables,
net of bad debts recovered	11,678	201	(23,231)	-	-	-	(11,352)

Additions during the period
Intangible assets	8,403	-	3,962	76	872	-	13,313
Land use rights and
leasehold land	-	284,514	9,764	-	-	-	294,278
Property, plant and equipment	1,065,717	1,990,321	945,810	65,711	36,916	-	4,104,475

For the six months ended June 30, 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	15,811,153	26,045,781	1,967,329	58,053,517	306,159	(29,149,782)	73,034,157
Inter-segment revenue	(14,360,440)	(8,905,282)	(148,357)	(5,680,162)	(55,541)	29,149,782	-

Sales of self-produced
products	17,195,667
Sales of products sourced
from external suppliers	35,177,688

Revenue from external
customers from
continuing operations	1,450,713	17,140,499	1,818,972	52,373,355	250,618	-	73,034,157

Segment (loss)/profit from
continuing operations	(576,647)	(985,977)	158,618	285,944	425,764	(194,823)	(887,121)

Income tax benefit from
continuing operations							33,650

Loss for the period
from continuing operations							(853,471)

Other items for continuing
operations:
Finance income	12,194	34,818	40,804	49,197	23,519	-	160,532
Finance costs	(537,852)	(737,970)	(448,040)	(103,159)	(939,305)	-	(2,766,326)
Share of profits/(losses)
of joint ventures	-	-	77,408	-	(32,594)	-	44,814
Share of profits of associates	-	71,114	148,645	-	27,722	-	247,481
Amortisation of land use
rights and leasehold land	(18,917)	(13,273)	(6,268)	(523)	(672)	-	(39,653)
Depreciation and amortisation excluding
the amortisation of land use
rights and leasehold land	(1,521,341)	(1,374,961)	(426,631)	(3,142)	(55,175)	-	(3,381,250)
Gain/(loss) on disposal of property,
plant and equipment	26,277	74,509	(152)	-	(6)	-	100,628
Gain on disposal of Alumina
Production Line of Guizhou
Branch of the Company	33,247	-	-	-	-	-	33,247
Change for impairment
of inventories	114,411	192,857	(180,002)	(73,217)	-	-	54,049
Reversal of impairment of
receivables, net of
bad debts recovered	2,393	735	4,024	-	-	-	7,152

Additions during the period
from continuing operations
Intangible assets	390,302	-	6,199,781	-	346	-	6,590,429
Land use rights and
leasehold land	-	149	618,195	-	-	-	618,344
Property, plant and equipment	1,835,710	1,504,103	21,153,351	2,240	54,686	-	24,550,090

Additions during the period							Discontinued
from discontinued operation							operation
Intangible assets							-
Land use rights and
leasehold land							1,212
Property, plant and equipment							134,128

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

As at June 30, 2014

Segment assets	77,145,830	50,376,527	37,722,354	20,606,810	29,816,463	(11,117,570)	204,550,414

Unallocated:
Deferred tax assets							1,438,440
Prepaid income tax							251,703

Total assets							206,240,557

Segment liabilities	41,103,482	24,832,202	23,886,234	16,757,830	57,806,850	(11,318,350)	153,068,248

Unallocated:
Deferred tax liabilities							1,071,659
Income tax payable							69,180

Total liabilities							154,209,087

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

As at December 31,
2013 (audited)

Segment assets	77,360,555	49,814,666	37,391,588	20,938,887	25,893,873	(13,936,613)	197,462,956

Unallocated:
Deferred tax assets							1,793,310
Prepaid income tax							250,788

Total assets							199,507,054

Segment liabilities	44,535,705	26,330,138	23,758,413	17,721,550	45,883,977	(13,638,527)	144,591,256

Unallocated:
Deferred tax liabilities							1,088,150
Income tax payable							125,529

Total liabilities							145,804,935

The Group mainly operates in the Mainland China. Geographical information on operating segments is as follows:

	For the six months ended June 30,

	2014	2013

Segment revenue from external
customers from continuing operations
- Mainland China	68,761,476	71,554,247
- Outside of Mainland China	1,330,546	1,479,910

	70,092,022	73,034,157

	June 30, 2014	December 31, 2013
		(Audited)

Non-current assets (excluding financial assets
and deferred tax assets)
- Mainland China	121,440,665	121,662,457
- Outside of Mainland China	444,946	562,560

	121,885,611	122,225,017

For the six months ended June 30, 2014, revenues of approximately 11,852 million (for the six months ended June 30, 2013 from continuing operations: RMB9,509 million) are derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions of more than 10% of the Group's revenue during the period ended June 30, 2014.

6.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

		Intangible assets

		Goodwill	Mining rights	Mineral exploration rights	Computer software and thers	Total	Property, plant and equipment

	Net book amounts as at January 1, 2014	2,344,953	6,924,801	1,317,163	265,480	10,852,397	100,605,972
	Additions (Note)	-	5,364	7,516	433	13,313	4,104,475
	Transfer from property,
	plant and equipment to
	intangible assets	-	-	-	18,574	18,574	(18,574)
	Disposals	-	-	-	(902)	(902)	(1,390,070)
	Assets of a disposal group
	classified as held for
	sale (note 9)	-	-	-	-	-	(184,016)
	Amortisation
	and depreciation	-	(129,550)	-	(17,191)	(146,741)	(3,457,297)
	Impairment loss	-	-	-	-	-	(267,079)
	Reclassification	-	105,829	(105,829)	-	-	-
	Currency translation
	differences	113	1,058	1,208	-	2,379	128

	Net book amounts
	as at June 30, 2014	2,345,066	6,907,502	1,220,058	266,394	10,739,020	99,393,539

	Note:

Following the sale-leaseback contract signed on February 11,2014 between Shanxi Huaze Aluminum Co., Ltd.* ("Shanxi Huaze"), a 60% owned subsidiary of the Company, and China Merchants Bank Financial Leasing Co., Ltd. ("CMB Financial Leasing"), Shanxi Huaze sold the machineries of which the net carrying amount is RMB869 million (Cost: RMB1,302 million) to CMB Financial Leasing in consideration of RMB869 million, then Shanxi Huaze leased back the machineries under finance lease with the lease term of five years. The machineries are recorded at the inception of the lease as the lower of the fair value of the machineries and the present value of the minimum lease payment amounting to RMB869 million and depreciated over five years which is the shorter of the lease term and the estimated useful lives of the machineries. For the period from the inception of the lease to June 30, 2014, the depreciation amount of the machineries under finance lease is RMB72 million. As at June 30, 2014, the net carrying amount of the machineries under finance lease is RMB797 million.

	*The English Name of Shanxi Huaze represents the best effort by the management of the Group in translating its Chinese name as it does not have an official English name.

	Intangible assets

	Goodwill	Mining rights	Mineral exploration rights	Computer software and thers	Total	Property, plant and equipment

Net book amount as at
January 1, 2013	2,362,735	830,650	951,329	115,304	4,260,018	96,248,091
Additions	-	19,564	340,633	5,573	365,770	4,606,306
Acquisition of subsidiaries	29,939	6,072,692	-	122,028	6,224,659	20,077,912
Disposals	-	(434)	-	(1,366)	(1,800)	(330,722)
Disposal of
discontinued operation	-	-	-	(11,210)	(11,210)	(9,354,169)
Deemed disposal
of a subsidiary	(31,790)	-	-	(3,384)	(35,174)	(3,711,206)
Disposal of Alumina
Production Line of
Guizhou Branch of the
Company	-	-	-	-	-	(3,993,895)
Amortisation and
depreciation	-	(105,527)	-	(13,107)	(118,634)	(3,563,983)
Reclassification	-	6,571	(6,571)	-	-	-
Currency translation
differences	(112)	-	(3,226)	-	(3,338)	(2,565)

Net book amounts
as at June 30, 2013	2,360,772	6,823,516	1,282,165	213,838	10,680,291	99,975,769

As at June 30, 2014, the Group has pledged mining rights at a net book value amounting to RMB1,123 million (December 31, 2013: RMB799 million) for bank and other borrowings as set out in note 10(f).

As at June 30, 2014, the Group has pledged property, plant and equipment at a net book value amounting to RMB10,158 million (December 31, 2013: RMB7,292 million) for bank and other borrowings as set out in note 10(f).

7.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	Associates

As at January 1, 2014	2,314,841	4,587,818

Capital injection (Note (a)/(b))	121,200	27,108
Share of profits for the period	77,676	258,432
Cash dividends declared (Note (c))	-	(20,000)
Share of change due to passive equity dilution	-	(18,013)
Share of change in reserves	-	2,479
Disposal	-	(7,993)

As at June 30, 2014	2,513,717	4,829,831

As at June 30, 2014, the investment in Gaizhou Yuneng Mining Co., Ltd.* , an associate of the Group, amounting to RMB473 million (December 31, 2013: RMB473 million) was pledged to obtain long-term bank loans as set out in note 10(f).

Note:

(a)	Capital injection in a joint venture

In June 2014, a wholly-owned subsidiary of the Company, Chalco Guizhou Mining Co., Ltd.* made additional capital injection to Chalco Hengtaihe Mining Co., Ltd.* of RMB121 million by converting debt to equity in proportion to its 49% equity interest in Chalco Hengtaihe Mining Co., Ltd.

(b)	Capital injection in an associate

In March 2014, a 70.82% owned subsidiary of the Company, Chalco Ningxia Energy Group Co., Ltd.* ("Ningxia Energy"), made additional capital injection to Hua Dian Ningxia Ling Wu Power Co., Ltd. * of RMB27 million in cash in proportion to its 24.79% equity interest in Hua Dian Ningxia Ling Wu Power Co., Ltd.

(c)	Cash dividends declared

In March 2014, an associate of Ningxia Energy, a subsidiary of the Company, Ningxia Jing Neng Ning Dong Power Co., Ltd. * declared cash dividends of RMB20 million to Ningxia Energy. As at June 30, 2014, Ningxia Energy has received the dividends in cash.

*The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

8.	TRADE AND NOTES RECEIVABLES

		June 30, 2014	December 31, 2013
			(Audited)

	Trade receivables	5,566,582	4,625,662
	Less: provision for impairment of receivables	(611,941)	(611,510)

		4,954,641	4,014,152

	Notes receivable	2,033,531	2,142,453

		6,988,172	6,156,605

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Advance payment is required for sales to certain customers. The sales to certain subsidiaries of Chinalco are receivable on demand. Credit terms are extended for qualifying long-term customers that have met specific credit requirements. As at June 30, 2014, the ageing analysis of trade and notes receivables is as follows:

	June 30, 2014	December 31, 2013
		(Audited)

Within 1 year	6,218,724	5,541,652
Between 1 and 2 years	364,096	173,879
Between 2 and 3 years	126,182	188,564
Over 3 years	891,111	864,020

	7,600,113	6,768,115
Less: provision for impairment of receivables	(611,941)	(611,510)

	6,988,172	6,156,605

As at June 30, 2014, the Group has pledged trade and notes receivables at a carrying amount of RMB115 million (December 31, 2013: RMB110 million) for bank and other borrowings as set out in note 10(f).

9.	ASSETS AND LIABILITIES OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

The assets and liabilities related to Chalco Nanhai Alloy Co., Ltd.* ("Nanhai Alloy") have been presented as held for sale following the Equity Transfer Agreement signed on June 9, 2014 to sell 60% equity interest in Nanhai Alloy to Guangxi Jinpingguo Aluminum Co., Ltd.* in consideration of RMB120 million, a third party of the Group. Nanhai Alloy is a wholly controlled subsidiary of the Company. The Company will lose control of Nanhai Alloy after the completion of the equity transfer. The transfer has not been completed as at June 30, 2014. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the assets and liabilities of Nanhai Alloy are classified as assets and liabilities of a disposal group classied as held for sale. The management expected the equity transfer would be completed in the next half year of 2014.

The major classes of assets and liabilities of Nanhai Alloy classified as held for sale as at June 30, 2014 are as follows:

Carrying amount after classification as held for sale

Property, plant and equipment	184,016
Land use rights	58,688
Other assets	1,036

Assets of a disposal group classified as held for sale	243,740

Interest-bearing loans and borrowings	56,500
Other liabilities	58,168
Trade payables	2,097

Liabilities of a disposal group classified as held for sale	116,765

Net carrying amount of a disposal group	126,975

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

10.	INTEREST-BEARING LOANS AND BORROWINGS

						June 30, 2014	December 31, 2013
							(Audited)

	Long-term loans and borrowings

	Finance lease payable (note 11)					609,590	-

	Bank and other loans (Note (a))
	- Secured (Note (f))					15,087,100	13,967,700
	- Guaranteed (Note (e))					6,294,651	6,310,303
	- Unsecured					17,498,064	15,025,337

						38,879,815	35,303,340

	Medium-term notes and bonds and
	long-term bonds (Note (b))
	- Guaranteed (Note (e))					1,992,651	1,991,481
	- Unsecured					22,938,607	19,926,200

						24,931,258	21,917,681

	Total long-term loans and borrowings					64,420,663	57,221,021

	Current portion of finance lease payable (note 11)					(154,232)	-

	Current portion of medium-term notes and bonds					(4,617,591)	(2,597,471)

	Current portion of long-term bank and other loans					(9,921,594)	(8,328,722)

	Non-current portion of long-term loans and borrowings					49,727,246	46,294,828

	Short-term loans and borrowings

	Bank and other loans (Note (c))

	- Secured (Note (f))					1,853,450	1,863,900
	- Guaranteed (Note (e))					180,000	140,000
	- Unsecured					37,361,235	45,142,573

						39,394,685	47,146,473

	Short-term bonds, unsecured (Note (d))					22,404,476	15,275,680

	Total short-term loans and borrowings					61,799,161	62,422,153

	Current portion of finance lease payable (note 11)					154,232	-

	Current portion of medium-term notes and bonds					4,617,591	2,597,471

	Current portion of long-term bank and other loans					9,921,594	8,328,722

	Total short-term loans and borrowings and current
	portion of long-term loans and borrowings					76,492,578	73,348,346

	Note:

	(a)	Long-term bank and other loans

		(i)	The maturity of long-term bank and other loans is set out below:

				Loans from banks and other financial institutions		Other loans

				June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
					(Audited)		(Audited)

			Within 1 year	9,912,084	8,317,135	9,510	11,587
			Between 1 and 2 years	4,104,309	6,288,066	13,510	11,789
			Between 2 and 5 years	13,905,251	7,586,650	25,944	45,296
			Over 5 years	10,890,823	13,040,497	18,384	2,320

				38,812,467	35,232,348	67,348	70,992

		(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rates of long-term bank and other loans for the six months ended June 30, 2014 was 5.73% (for the six months ended June 30, 2013: 5.80%).

(b)	Medium-term notes and bonds and long-term bonds

	As at June 30, 2014, outstanding medium-term notes and bonds and long-term bonds are summarised as follows:

		Face value/ Maturity year	Effective interest rate	June 30, 2014	December 31, 2013
					(Audited)

	2007 long-term bonds	2,000,000/2017	4.64%	1,992,651	1,991,481
	2010 medium-term notes	1,000,000/2015	4.34%	996,656	995,062
	2010 medium-term notes	1,000,000/2015	4.20%	996,453	994,867
	2011 medium-term notes (Note (i))	5,000,000/2016	6.03%	4,993,113	4,988,581
	2011 Ningxia Energy medium-
	term bonds (Note (ii))	600,000/2014	6.65%	620,602	600,000
	2012 Ningxia Energy medium-
	term bonds	400,000/2017	6.06%	400,000	400,000
	2011 medium-term
	bonds (Note (ii))	2,000,000/2014	6.36%	1,999,085	1,997,471
	2012 medium-term
	bonds (Note (ii))	2,000,000/2015	5.13%	1,997,904	1,996,335
	2012 medium-term bonds	3,000,000/2017	5.77%	2,987,455	2,985,743
	2013 medium-term bonds	3,000,000/2018	5.99%	2,978,937	2,976,266
	2013 medium-term bonds	2,000,000/2016	6.07%	1,993,314	1,991,875
	2014 medium-term bonds	3,000,000/2017	7.35%	2,975,088	-

				24,931,258	21,917,681

	Note:

	(i)

The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five-year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

	(ii)	The maturity of these medium-term notes and bonds is within one year.

	Medium-term notes and bonds and long-term bonds were issued for capital expenditure, operating cash flows and re-financing of bank loans purpose.

(c)	Short-term bank and other loans

	Other loans were entrusted loans provided by other stated-owned enterprises to the Group.

	The weighted average annual interest rate of short-term bank and other loans for the six months ended June 30, 2014 was 5.55% (for the six months ended June 30, 2013: 5.39%).

(d)	Short-term bonds

	As at June 30, 2014, outstanding short-term bonds are summarised as follows:

	Face value/ Maturity year	Effective interest rate	June 30, 2014	December 31, 2013
				(Audited)

2013 short-term bonds	3,000,000/2014	4.33%	-	3,095,345
2013 short-term bonds	5,000,000/2014	5.52%	5,206,800	5,069,934
2013 short-term bonds	2,000,000/2014	4.21%	-	2,047,313
2013 short-term bonds	2,000,000/2014	4.70%	-	2,044,553
2013 short-term bonds	3,000,000/2014	6.21%	-	3,018,535
2014 short-term bonds	3,000,000/2014	6.20%	3,057,816	-
2014 short-term bonds	3,000,000/2014	5.80%	3,043,966	-
2014 short-term bonds	2,000,000/2015	6.45%	2,027,929	-
2014 short-term bonds	3,000,000/2015	5.85%	3,026,615	-
2014 short-term bonds	3,000,000/2015	5.94%	3,026,772	-
2014 short-term bonds	3,000,000/2015	5.80%	3,014,578	-

			22,404,476	15,275,680

All the above short-term bonds were issued for working capital and repayment of bank loans and borrowings.

(e)	Guaranteed interest-bearing loans and borrowings

	Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

	Guarantor	June 30, 2014	December 31, 2013
			(Audited)

	Long-term bonds
	Bank of Communications*	1,992,651	1,991,481

	Long-term bank and other loans
	Lanzhou Aluminum Factory* (Note (i))	16,000	20,000
	Ningxia Yinxing Energy Co., Ltd.*
		143,200	148,000
	Ningxia Power Development Investment Co., Ltd.*
	(Note(ii))	24,000	26,000
	Ningxia Energy	272,400	319,400
	Ningxia Tian Jing Electricity Energy Development Group Co., Ltd.*
	(Note(ii))	90,400	102,400
	Agricultural Bank of China Limited, Head office Banking Department*
		1,231,540	1,223,337
	The Company	4,517,111	4,471,166

		6,294,651	6,310,303

	Short-term bank and other loans
	Ningxia Energy	180,000	120,000
	Ningxia Yinxing Energy Co., Ltd.*	-	20,000

		180,000	140,000

	*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

	Note:

	(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

	(ii)	The guarantors are third parties of the Group.

(f)	Security for long-term and short-term bank and other loans

	The Group has pledged various assets as collateral against certain secured loans. As at June 30, 2014, a summary of these pledged assets is as follows:

		June 30, 2014	December 31, 2013
			(Audited)

	Property, plant and equipment (note 6)	10,157,957	7,291,960
	Land use rights	171,142	46,666
	Mining rights (note 6)	1,122,799	798,627
	Inventories	50,000	296,000
	Investment in an associate (note 7)	472,974	472,974
	Trade and notes receivables (note 8)	115,000	110,000

		12,089,872	9,016,227

As at June 30, 2014, in addition to the loans and borrowings which were secured by the above assets, current portion of long-term loans and borrowings amounting to RMB814 million (December 31, 2013: RMB772 million) and non-current portion of long-term loans and borrowings amounting to RMB10,615 million (December 31, 2013: RMB11,610 million) were secured by the contractual right to charge users for electricity generated in future. Short-term loans and borrowings amounting to RMB371 million (December 31, 2013: RMB385 million) were secured by letter of credit.

As at June 30, 2014, long-term loans and borrowings amounting to RMB1,470 million were secured by the investment in a 70.82% owned subsidiary, Ningxia Energy. As at June 30, 2014, the balance of investment in Ningxia Energy is RMB5,895 million.

11.	FINANCE LEASE PAYABLE

	As disclosed in note 6, the Group leased back certain machineries under finance lease with the lease term of five years.

	At June 30, 2014, the total future minimum lease payments under finance lease and their present value are as follows:

		Minimum lease payments	Minimum lease payments	Present value of minimum lease payments	Present value of minimum lease payments
		June 30,2014	June 30,2013	June 30,2014	June 30,2013
			(Audited)		(Audited)

	Original amounts payable	979,465	-	868,840	-

	Amounts paid during the period	(269,330)	-	(259,250)	-

	Amounts payable at the end of the period	710,135	-	609,590	-

	Amounts payable:
	Within one year	162,125	-	154,232	-
	In the second year	162,125	-	145,659	-
	In the third to fifth years, inclusive	385,885	-	309,699	-

	Total minimum finance lease payment	710,135	-	609,590	-

	Future finance charges	(100,545)	-

	Total net finance lease payables (note 10)	609,590	-

	Portion classified as current liabilities (note 10)	(154,232)	-

	Non-current portion	455,358	-

12.	TRADE AND NOTES PAYABLES

		June 30, 2014	December 31, 2013
			(Audited)

	Trade payables	8,586,255	8,770,506
	Notes payable	5,074,922	3,631,144

		13,661,177	12,401,650

As at June 30, 2014, the ageing analysis of trade and notes payables is as follows:

	June 30, 2014	December 31, 2013
		(Audited)

Within 1 year	12,731,581	11,458,223
Between 1 and 2 years	458,336	427,969
Between 2 and 3 years	257,234	258,878
Over 3 years	214,026	256,580

	13,661,177	12,401,650

The trade and notes payables are non-interest-bearing and are normally settled within one year.

13.	SELLING AND DISTRIBUTION EXPENSES

	An analysis of selling and distribution expenses from continuing operations is as follows:

		For the six months ended June 30,

		2014	2013

	Transportation and loading expenses	506,868	548,939
	Packaging expenses	119,393	97,443
	Port expenses	25,469	27,983
	Employee benefit expenses	32,326	29,056
	Sales commissions and other handling fees	17,525	10,321
	Warehouse and other storage fees	17,606	23,374
	Marketing and advertising expenses	6,975	6,869
	Depreciation of non-production property,
	plant and equipment	15,438	18,123
	Others	73,051	85,357

		814,651	847,465

14.	GENERAL AND ADMINISTRATIVE EXPENSES

	An analysis of general and administrative expenses from continuing operations is as follows:

		For the six months ended June 30,

		2014	2013

	Employee benefit expenses	509,777	455,366
	Taxes other than current income tax expense (Note)	241,306	273,200
	Depreciation of non-production property,
	plant and equipment	83,646	81,463
	Amortisation of land use rights and leasehold land	38,238	39,653
	Operating lease rental expenses	55,809	62,037
	Travelling and entertainment	35,834	61,922
	Utilities and office supplies	14,536	24,596
	Pollutants discharge fees	12,016	12,420
	Repairs and maintenance expenses	13,743	14,658
	Insurance expenses	19,895	17,828
	Legal and other professional fees	30,551	10,941
	Others	283,067	203,192

		1,338,418	1,257,276

	Note:	Taxes other than income tax expense mainly comprise land use tax, property tax, stamp duty, business tax, urban maintenance and construction tax and educational surcharges.

15.	OTHER INCOME AND OTHER GAINS, NET

	(a)	Other income

For the six months ended June 30, 2014, other income represented government grants amounting to RMB276 million (for the six months ended June 30, 2013 from continuing operations: RMB528 million), which were recognised as income for the period necessary to compensate the costs and the Group's development, etc. There are no unfulfilled conditions or contingencies attached to the grants.

	(b)	Other gains, net

			For the six months ended June 30,

			2014	2013

		Gain on acquisition of a subsidiary	-	638,907
		Gain on previously held equity interest
		remeasured at acquisition-date fair value	-	41,584
		Gain on deemed disposal of a subsidiary	-	804,766
		Gain on disposal of Aluminum Production
		Line of Guizhou Branch	-	33,247
		Loss on disposal of investments in a joint
		venture and an associate	-	(1,491)
		Realised gain on futures, forward and option
		contracts, net (Note)	54,294	41,561
		Unrealised gain on futures, forward and
		option contracts, net (Note)	26,995	10,913
		Gain on disposal of property, plant
		and equipment, net	13,134	100,628
		Gain on entrusted loans	31,050	25,295
		Others	86,997	45,384

			212,470	1,740,794

		Note:	None of these futures, forward and option contracts are designated for hedge accounting.

16.	FINANCE INCOME/FINANCE COSTS

	An analysis of finance income/finance costs is as follows:

		For the six months ended June 30,

		2014	2013

	Finance income	(529,203)	(160,532)

	Interest expense	3,487,651	3,131,846
	Less: interest expense capitalised in property,
	plant and equipment	(289,503)	(309,492)

	Interest expense, net of capitalised interests	3,198,148	2,822,354
	Exchange loss/(gain), net	17,647	(56,028)

	Finance costs	3,215,795	2,766,326

	Finance costs, net	2,686,592	2,605,794

	Capitalisation rates during the period	4.39% to 7.17%	4.06% to 7.05%

17.	INCOME TAX EXPENSE/(BENEFIT)

		For the six months ended June 30,

		2014	2013

	Current income tax expense
	- PRC enterprise income tax	113,478	88,704

	Deferred income tax expense/(benefit)	337,614	(122,354)

		451,092	(33,650)

Income tax benefit or expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual income tax rate used for the six months ended June 30, 2014 was 11.89% (for the six months ended June 30, 2013: 3.80%).

18.	(LOSSES)/ EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

	(a)	Basic

	Basic (loss)/earning per share is calculated by dividing the (loss)/profit attributable to owners of the parent by the weighted average number of shares in issue during the period.

			For the six months ended June 30,

			2014	2013

		(Loss)/profit attributable to owners of
		the parent (RMB)
		- From continuing operations	(4,123,432,000)	(832,358,000)
		- From discontinued operation	-	235,913,000

			(4,123,432,000)	(596,445,000)

		Weighted average number of ordinary
		shares in issue	13,524,487,892	13,524,487,892

		Basic (loss)/earning per share (RMB)

		- From continuing operations	(0.30)	(0.06)
		- From discontinued operation	-	0.02

			(0.30)	(0.04)

	(b)	Diluted

	Diluted (loss)/earning per share for the six months ended June 30, 2014 and 2013 were the same as the basic (loss)/earning per share as there was no potential dilutive share.

19.	DIVIDENDS

	The board of directors of the Company did not recommend the distribution interim dividend for the six months ended June 30, 2014 (for the six months ended June 30, 2013: nil).

20.	NET CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

			For the six months ended June 30,

		Notes	2014	2013

	Net cash flows generated from
	operating activities

	Loss before income tax:

	From continuing operations		(3,794,696)	(887,121)
	From discontinued operation		-	(413,350)
	Adjustments for:
	Share of profits of joint ventures	7	(77,676)	(44,814)
	Share of profits of associates	7	(258,432)	(247,481)
	Depreciation of property,
	plant and equipment	6	3,457,297	3,563,983
	Gain on disposal of property,
	plant and equipment	15(b)	(13,134)	(100,628)
	Impairment loss of property,
	plant and equipment	6	267,079	-
	Amortisation of intangible assets	6	146,741	118,634
	Amortisation of land use rights
	and leasehold land		38,238	42,879
	Amortisation of prepaid expenses		30,731	35,793
	Realised and unrealised gains on futures,
	option and forward contracts		(81,289)	(52,474)
	Gain on acquisition of a subsidiary		-	(638,907)
	Gain on deemed disposal of a subsidiary		-	(804,766)
	Gain on disposal of Aluminum
	Production Line of Guizhou Branch		-	(33,247)
	Gain on previously held equity interest re-
	measured at acquisition-date fair value		-	(41,584)
	Loss on disposal of investments in
	a joint venture and an associate		-	1,491
	Amortisation of government grants
	related to assets		(38,431)	(42,247)
	Interest expense		2,902,542	3,033,448
	Others		56,520	55,806

			2,635,490	3,545,415

	Changes in working capital:
	Decrease/(increase) in inventories		1,060,054	(2,125,662)
	Increase in trade and notes receivables		(822,521)	(4,775,368)
	Decrease/(increase) in other current assets		142,328	(3,361,728)
	(Increase)/decrease in restricted cash		(166,475)	209,458
	(Increase)/decrease in other non-current assets		(36,270)	314,550
	Increase in trade and notes payables		1,252,834	6,742,251
	Increase in other payables and
	accrued expenses		744,615	1,187,863
	Increase in other non-current liabilities		4,829	13,773

	Cash generated from operations		4,814,884	1,750,552

	PRC enterprise income tax paid		(113,478)	(88,704)

	Net cash flows generated
	from operating activities		4,701,406	1,661,848

21.	COMMITMENTS

	(a)	Capital commitments of property, plant and equipment
			June 30, 2014	December 31, 2013
				(Audited)

		Contracted, but not provided for	7,157,944	4,877,004
		Authorised, but not contracted for	31,099,585	41,508,287

			38,257,529	46,385,291

	(b)	Commitments under operating leases

		The future aggregate minimum lease payments as at June 30, 2014 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

			June 30, 2014	December 31, 2013
				(Audited)

		Within one year	558,854	585,637
		In the second to fifth years, inclusive	2,226,734	2,173,516
		After five years	15,959,698	16,947,072

			18,745,286	19,706,225

	(c)	Other capital commitments

		As at June 30, 2014, the Group is committed to make capital contributions to its joint ventures and associates as follows:

			June 30, 2014	December 31, 2013
				(Audited)

		Joint ventures	271,805	197,005
		Associates	1,107,500	330,000

			1,379,305	527,005

22.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the interim condensed consolidated financial statements, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

	(a)	Significant related party transactions

			June 30, 2014	December 31, 2013
				(Audited)

		Sales of goods and services rendered:

		Sales of materials and finished goods to:
		Chinalco and its subsidiaries	3,474,875	2,356,311
		Associates of Chinalco	96,375	28,745
		Joint ventures	147,763	19,318
		Associates	1,029,128	344,383

			4,748,141	2,748,757

		Provision of utility services to:
		Chinalco and its subsidiaries	220,900	141,636
		Associates of Chinalco	5,396	8,685
		Joint ventures	189	8,753
		Associates	209	7,672

			226,694	166,746

		Provision of products processing service to:
		Chinalco and its subsidiaries	-	1,357

		Purchases of goods and services:

		Purchase of engineering, construction and
		supervisory services from:
		Chinalco and its subsidiaries	508,186	864,880
		Associates of Chinalco	-	140

			508,186	865,020

		Purchases of key and auxiliary materials,
		equipment and finished goods from:
		Chinalco and its subsidiaries	1,691,749	2,046,543
		Associates of Chinalco	287,362	-
		Joint ventures	621,566	432,938
		Associates	496,840	93,427

			3,097,517	2,572,908

		Provision of social services and logistics services by:
		Chinalco and its subsidiaries	140,648	118,949

		Provision of utility services by:
		Chinalco and its subsidiaries	142,501	152,652

		Provision of products processing service by:
		Chinalco and its subsidiaries	38,251	43,767

		Rents for land use rights and
		buildings charged by Chinalco and its subsidiaries	278,395	334,657

		Other significant related party transaction:

		Borrowings from a fellow subsidiary	529,000	450,000

		Interest expenses on borrowings from
		a fellow subsidiary	21,079	22,888

		Entrusted loans and other borrowings to:
		Chinalco and its subsidiaries	-	393,000
		Joint ventures	340,000	111,200
		Associate	-	26,106

			340,000	530,306

		Investment income on entrusted loans and
		other borrowings to:
		Chinalco and its subsidiaries	2,027	-
		Joint ventures	34,545	25,628
		Associate	88	1,639

			36,660	27,267

		Disposal of the aluminum fabrication segment
		and assets of Alumina Production Line
		and transfer of loans to Chinalco	-	10,614,600

		Disposal of investments in a joint venture
		and an associate to Chinalco	-	264,474

		Interest income from the unpaid
		disposal proceeds from:
		Chinalco and its subsidiaries	327,234	-

During the six months ended June 30, 2014, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constitute a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and loans and borrowings as at June 30, 2014 and the relevant interest earned or paid during the period are transacted with banks and other financial institutions which are controlled by the PRC government.

(b)	Key management personnel compensation

		For the six months ended June 30,

		2014	2013

	Fees	350	384
	Basic salaries, housing fund, other
	allowances and benefits in kind	1,608	1,738
	Pension costs - defined contribution schemes (Note)	163	162

		2,121	2,284

Note:	The Group provided pension to key management personnel in accordance with the regulation of the Beijing Social Security Bureau.

23.	SENIOR PERPETUAL SECURITIES

On April 10, 2014, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "Issuer") issued US$400 million senior perpetual securities at an initial interest rate of 6.25% ("Senior Perpetual Securities"). The proceeds from issuance of Senior Perpetual Securities after the issuance costs is RMB2,461 million. The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the Senior Perpetual Securities are paid semi-annually on April 29 and October 29 in arrears from April 17, 2014 and may be deferred at the discretion of the Group. The first coupon payment date was April 29, 2014. The Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after April 17, 2017 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. After April 17, 2017, the coupon rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon interest payments are unpaid or deferred, the Group, subsidiary guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms of the Senior Perpetual Securities, the Group has no contractual obligation to repay its principal or to pay any coupon interest. The Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

24.	CONTINGENT LIABILITIES

As at June 30, 2014, the Group had no significant contingent liabilities.

25.	EVENTS AFTER THE REPORTING PERIOD

In addition to the subsequent events disclosed elsewhere in the interim financial statements, the significant subsequent event is as follows:

On August 22, 2014, the Company issued short-term bonds with a total face value of RMB3 billion at par value of RMB100 per unit with maturing date on August 22, 2015 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.10%.

26.	COMPARATIVE AMOUNTS

Certain comparative amounts of the interim financial statements have been reclassified to conform with the current period's presentation.

27.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on August 28, 2014.

By order of the Board Aluminum Corporation of China Limited* Xu Bo Company Secretary

Beijing, the PRC 28 August 2014

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Sun Zhaoxue and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary